EDEN ENERGY CORP.

1925 – 200 Burrard Street

Vancouver, BC V6C 3L6

November 3, 2005

VIA EDGAR

United States Securities and Exchange Commission

100 F Street North East

Mail Stop 20549-0407

Washington, DC 20549

Attention:	Carmen Moncada-Terry, Corporate Finance

Dear Sirs:

Re: Eden Energy Corp. (the "Company") Filing Number: 333-128649

The Company hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, to withdraw the Company’s letter dated October 28, 2005 requesting the acceleration of the effective date of the Registration Statement to 2:00 p.m. (EST) Wednesday, November 2, 2005. The acceleration letter is being withdrawn due to the request by the Securities and Exchange Commission to include the revised financial statements in the Registration Statement.

There was no circulation of the prospectus in connection with the proposed transaction and none of the Company’ securities were sold pursuant to the Registration Statement.

The Company requests that the Securities and Exchange Commission consent to this application on the grounds that the withdrawal of the acceleration letter is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

If you have any questions or comments relating to this request for withdrawal, please contact William Macdonald, counsel for the Company at (604) 643-3118.

Yours truly,
EDEN ENERGY CORP.

Per:	/s/ Donald Sharpe
Donald Sharpe
President